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                          September 8, 2022

       Steven Huffman
       Chief Executive Officer
       Reddit, Inc.
       1455 Market Street, Suite 1600
       San Francisco, California 94103

                                                        Re: Reddit, Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted August
19, 2022
                                                            CIK No. 0001713445

       Dear Mr. Huffman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Stock-Based Compensation, page 118

   1. Please expand the discussion of RSUs and Performance RSUs to include the grants on
                                                        August 4, 2022
disclosed on page F-61 as a subsequent event.
 Steven Huffman
FirstName
Reddit, Inc.LastNameSteven Huffman
Comapany 8,
September   NameReddit,
               2022      Inc.
September
Page 2      8, 2022 Page 2
FirstName LastName
Financial Statements
Note 16. Subsequent Events
Stock-based Compensation, page F-61

2. We note that a significant number of RSUs and Performance RSUs were granted on
         August 4, 2022. Please expand the disclosure of the RSUs granted on August 4, 2022 to include an estimate of the unrecognized stock compensation expense for these grants.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Sarah Axtell, Esq.